June 23, 2011

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

RE:          The Macerich Company

Form 10-K for the year ended December 31, 2010

File No. 1-12504

Dear Mr. Woody:

This letter is in response to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 7, 2011 regarding the above mentioned Form 10-K (the “2010 10-K”) for The Macerich Company (the “Company”).

Our specific responses to your questions follow the restatement of each question below.

Form 10-K for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition, page 41

1.              We note your response to comment 2 of our letter dated March 31, 2011 that management does not consider same center NOI as a key performance indicator.  Please advise us of the key performance indicators that you and investors may consider in analyzing your company’s internal growth.

The key performance indicators that we use and that investors may consider in analyzing our internal growth are tenant sales per square foot, occupancy rates of our centers and releasing spreads (i.e., a comparison of average base rent per square foot on leases executed during the trailing twelve months to average base rent per square foot on leases expiring during the year).  While each of the foregoing metrics is ultimately a driver of same center net operating income (“same center NOI”), we do not believe that this fact causes same center NOI to be a key performance indicator.  As we stated in our response to your prior comment 2, management considers same center NOI as one indicator of the Company’s financial performance but does not rely on same center NOI to analyze the Company’s financial results or to manage its business.  Management considers tenant sales, occupancy rates and releasing spreads to be more directly relevant to evaluating the Company’s business and analyzing its internal growth.

For this reason, we have historically disclosed tenant sales, occupancy rate and releasing spread information in our annual reports on Form 10-K filed with the Commission.(1)  For example, in the Selected Financial Data table included in Item 6 on pages 36 to 40 of the 2010 Form 10-K, we disclosed occupancy data and sales per square foot data as of December 31 for each of the past five years for our regional mall centers.  In addition, in the Business section on page 8 of the 2010 Form 10-K, we disclosed releasing spread information for our centers as of December 31 for each of the past five years.  In addition to these disclosures included in our annual reports on Form 10-K, we disclose tenant sales, occupancy and releasing spread information on a quarterly basis in the financial supplement (the “Supplemental Financial Information”) included as Exhibit 99.2 to each Current Report on Form 8-K we furnish with the Commission under Items 2.02, 7.01 and 9.01 in connection with our quarterly earnings releases.  For an example of this disclosure, please refer to pages 6 through 9 of the Supplemental Financial Information included as Exhibit 99.2 to the Current Report on Form 8-K we furnished with the Commission on May 5, 2011.

We will continue to disclose tenant sales, occupancy rate and release spread information in our annual reports on Form 10-K.  In future filings, to better assist investors in analyzing our business, we also intend to disclose tenant sales, occupancy rate and releasing spread information on a quarterly basis in each of our quarterly reports on Form 10-Q.

Financial Statements

9. Deferred Charges and Other Assets, net:, page 92

2.              We note your response to prior comment 8. Please provide more information regarding how you evaluate whether a lessee will exercise the below market fixed-rate renewal option, including what economic factors you use and how management uses them. Please clarify for us if you use any thresholds within your analysis.

(1)  As we advised the Staff in response to your prior comment 2, in accordance with the Commission’s guidance in Section III.B.1 of SEC Release 34-48960, we do not believe that the disclosure of same center NOI in the Company’s periodic filings with the Commission is necessary to promote an understanding of the Company’s disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of such filings nor do we believe that its omission makes our periodic filings with the Commission misleading.

In our evaluation of below market fixed-rate renewal options, as defined in ASC 840-10-20, we have generally determined that it would be economically compelling for a tenant to exercise a fixed-rate renewal option which is 15 percent (15%) or more below the projected prevailing market rent at the option exercise date. However, 15% is not a bright line test that ultimately determines whether the fixed rate renewal option will be exercised. There are numerous subjective considerations as identified below.

The ultimate determination is made on a case by case basis based on all facts and circumstances of the specific lease including factors such as the length of the lease in place, the contractual ability of the tenant to sublease their space, performance of the property, performance of the individual tenant, the overall economic climate and any known facts or circumstances surrounding the tenant’s business operations.

For example, a tenant may inform us at the time of acquisition that they will not be exercising or that the likelihood of exercising the option is very low due to poor tenant performance even though the fixed-rate renewal option rent is greater than the 15% threshold noted above.

Accordingly, the use of a bright line test is a starting point for our assessment of the likelihood of renewal; however, there are a number of subjective factors that weigh heavily into the determination of whether such renewal option will be exercised.

In making these responses, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President and Chief Financial Officer